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CUSIP NO.  786454 10 8                   13G            PAGE 2 OF 6 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Irving Jaffe
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
            N/A
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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,741,728
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,741,728
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,741,728
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.03%
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 (12)     TYPE OF REPORTING PERSON*
          IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.  786454 10 8              13G                       PAGE 3 OF 6 PAGES


Item 1(a) Name of Issuer:

   Safeskin Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, California  92130

Item 2(a) Name of Person Filing:

   Irving Jaffe

Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   12671 High Bluff Drive
   San Diego, California  92130

Item 2(c) Citizenship:

   United States

Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value

Item 2(e) CUSIP Number:

   786454 10 8

Item 3.

   N/A



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CUSIP NO. 786454 10 8                    13G                  PAGE 4 OF 6 PAGES


Item 4.       Ownership 1/

              (a)      Amount Beneficially Owned:

                       2,741,728 shares of Common Stock, $.01 par value

              (b)      Percent of Class:

                       5.03%

              (c)      Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:

                       2,741,728 shares of Common Stock, $.01 par value

                       (ii) shared power to vote or to direct the vote:  0

                       (iii) sole power to dispose or to direct the disposition of:

                       2,741,728 shares of Common Stock, $.01 par value

                       (iv) shared power to dispose or to direct the disposition of: 0

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      1/    The ownership reported herein includes (i) 839,574 shares
            beneficially owned by Eleanor Jaffe, the reporting person's spouse,
            (ii) 36,200 shares subject to options that are currently exercisable or will become exercisable within 60 days of the date hereof, (iii) 1,780,004 shares held by I & E Nevada Limited Partners whose general partner is controlled by the reporting person and of which the reporting person is a limited partner and (iv) 85,950 shares held by a charitable remainder trust over which the reporting person and his spouse share investment control. The reporting person disclaims ownership of securities owned by his spouse and the partnership and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose as a statement of beneficial ownership of the securities described herein.



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CUSIP NO.  786454 10 8                   13G                  PAGE 5 OF 6 PAGES



Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person* has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

    N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    N/A

Item 8.     Identification and Classification of Members of the Group

    N/A

Item 9.     Notice of Dissolution of Group

    N/A



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CUSIP NO.  786454 10 8                    13G                 PAGE 6 OF 6 PAGES


Item 10.          Certification

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: FEBRUARY 11, 1999



Signature: /s/ Irving Jaffe
          ---------------------------
Name/Title:  Irving Jaffe

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).